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                 July 22, 2021

       Michael H. Braun
       Chief Executive Officer
       FedNat Holding Company
       14050 N.W. 14th Street, Suite 180
       Sunrise, FL 33323

                                                        Re: FedNat Holding Co
                                                            Registration
Statement on Form S-3
                                                            Filed July 16, 2021
                                                            File No. 333-257976

       Dear Mr. Braun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance